                                                                    EXHIBIT 99.2


                          REGISTRATION RIGHTS AGREEMENT

                            DATED AS OF MARCH 5, 2004

                                      AMONG

                                 AMDOCS LIMITED

                                    AS ISSUER

                                       AND

                        MORGAN STANLEY & CO. INCORPORATED
                              GOLDMAN, SACHS & CO.
                                       AND
                MERRILL LYNCH, PIERCE FENNER & SMITH INCORPORATED

                              AS INITIAL PURCHASERS

         REGISTRATION RIGHTS AGREEMENT dated as of March 5, 2004 between Amdocs Limited, a company organized under the laws of the Island of Guernsey, Channel Islands (the "COMPANY"), and Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (collectively, the "INITIAL PURCHASERs") pursuant to the Purchase Agreement dated March 2, 2004 (the "PURCHASE AGREEMENT") among the Company and the Initial Purchasers. In order to induce the Initial Purchasers to enter into the Purchase Agreement, the Company has agreed to provide the registration rights set forth in this Agreement. The execution of this Agreement is a condition to the closing under the Purchase Agreement.

         The Company agrees with the Initial Purchasers, (i) for their benefit as Initial Purchasers and (ii) for the benefit of the beneficial owners (including the Initial Purchasers) from time to time of the Securities (as defined herein) and the beneficial owners from time to time of the Underlying Ordinary Shares (as defined herein) issued upon conversion of the Securities (each of the foregoing a "HOLDER" and together the "HOLDERS"), as follows:

         Section 1. Definitions. Capitalized terms used herein without definition shall have their respective meanings set forth in the Purchase Agreement. As used in this Agreement, the following terms shall have the following meanings:

         "ADDITIONAL INTEREST AMOUNT" has the meaning set forth in Section 2(e) hereof.

         "AFFILIATE" means with respect to any specified person, an "affiliate," as defined in Rule 144, of such person.

         "AMENDMENT EFFECTIVENESS DEADLINE" has the meaning set forth in Section 2(d) hereof.

         "BUSINESS DAY" means any day except a Saturday, Sunday or legal holiday on which banking institutions in The City of New York are authorized or obligated by law or executive order to close.

         "CONVERSION PRICE" has the meaning assigned such term in the Indenture.

         "CONVERSION RATE" has the meaning assigned to such term in the Indenture.

         "COMPETITOR" means any person that the Board of Directors of the Company in its reasonable judgment determines to be a competitor of the Company or any of its subsidiaries.

         "DEFERRAL NOTICE" has the meaning set forth in Section 3(h) hereof.

         "DEFERRAL PERIOD" has the meaning set forth in Section 3(h) hereof.

         "EFFECTIVENESS DEADLINE" has the meaning set forth in Section 2(a) hereof.

         "EFFECTIVENESS PERIOD" means the period commencing on the first date that a Shelf Registration Statement is declared effective under the Securities Act and ending on the date that all Securities and the Underlying Ordinary Shares have ceased to be Registrable Securities.

         "EXCHANGE ACT" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

         "FILING DEADLINE" has the meaning set forth in Section 2(a) hereof.

         "HOLDER" has the meaning set forth in the second paragraph of this Agreement.

         "INDENTURE" means the Indenture dated as of March 5, 2004 between the Company and The Bank of New York, as trustee, pursuant to which the Securities are being issued.

         "INITIAL PURCHASERS" has the meaning set forth in the preamble hereof.

         "INTEREST PAYMENT DATE" means each March 15 and September 15.

         "ISSUE DATE" means the first date of original issuance of the Securities.

         "LIQUIDATED DAMAGES AMOUNT" has the meaning set forth in Section 2(e) hereof.

         "MATERIAL EVENT" has the meaning set forth in Section 3(h) hereof.

         "NOTICE AND QUESTIONNAIRE" means a written notice delivered to the Company containing substantially the information called for by the Selling Securityholder Notice and Questionnaire attached as Annex A to the Offering Memorandum of the Company dated March 2, 2004 relating to the Securities.

         "NOTICE HOLDER" means, on any date, any Holder that has delivered a Notice and Questionnaire to the Company on or prior to such date.

         "ORDINARY SHARES" means the ordinary shares, L0.01 par value, of the Company, and any other ordinary shares as may constitute "Ordinary Shares" for purposes of the Indenture, including the Underlying Ordinary Shares.

         "PROSPECTUS" means the prospectus (including, without limitation, any preliminary prospectus, any final prospectus and any other prospectus that discloses information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act) relating to a Shelf Registration Statement, as amended or supplemented by any amendment or prospectus supplement, including post-effective amendments, and all materials incorporated by reference in such prospectus.

         "PURCHASE AGREEMENT" has the meaning set forth in the preamble hereof.

         "RECORD HOLDER" means with respect to any Interest Payment Date relating to any Securities or Underlying Ordinary Shares as to which any Additional Interest Amount or Liquidated Damages Amount has accrued, the registered holder of such Security or Underlying Ordinary Shares on the March 1 immediately preceding an Interest Payment Date occurring on March 15 and on the September 1 immediately preceding an Interest Payment Date occurring on September 15.

         "REGISTRABLE SECURITIES" means the Securities until such Securities have been converted into or exchanged for the Underlying Ordinary Shares and, at all times subsequent to any such conversion, the Underlying Ordinary Shares and any securities into or for which such Underlying Ordinary Shares have been converted or exchanged, and any security issued with respect thereto upon any stock dividend, split or similar event until, in the case of any such security,
(A) the earliest of (i) its effective registration under the Securities Act and resale in accordance with a Shelf Registration Statement, (ii) expiration of the holding period that would be applicable thereto under Rule 144(k) or (iii) its sale to the public pursuant to Rule 144 (or any similar provision then in force, but not Rule 144A) under the Securities Act, and (B) as a result of the event or circumstance described in any of the foregoing clauses (i) through (iii), the legend with respect to transfer restrictions required under the Indenture is removed or removable in accordance with the terms of the Indenture or such legend, as the case may be.

         "REGISTRATION DEFAULT" has the meaning set forth in Section 2(e) hereof.

         "REGISTRATION DEFAULT PERIOD" has the meaning set forth in Section 2(e) hereof.

          "RULE 144" means Rule 144 under the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

         "RULE 144A" means Rule 144A under the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

         "SEC" means the United States Securities and Exchange Commission.

         "SECURITIES" means the 0.50% Convertible Senior Notes due 2024 of the Company to be purchased pursuant to the Purchase Agreement, including any Securities purchased by the Initial Purchasers upon exercise of their option to purchase additional Securities.

         "SECURITIES ACT" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated by the SEC thereunder.

         "SHELF REGISTRATION STATEMENT" has the meaning set forth in Section 2(a) hereof, including amendments to such registration statement, all exhibits and all materials incorporated by reference in such registration statement.

         "SPECIAL COUNSEL" means Skadden, Arps, Slate, Meagher & Flom LLP or one such other successor counsel as shall be specified by the Holders of a majority of the Registrable Securities, but which may, with the written consent of the Initial Purchasers (which shall not be unreasonably withheld), be another nationally recognized law firm experienced in securities law matters designated by the Company. For purposes of determining Holders of a majority of the Registrable Securities in this definition, Holders of Securities shall be deemed to be the Holders of the number of Underlying Ordinary Shares into which such Securities are or would be convertible as of the date the consent is requested.

         "TRUST INDENTURE ACT" means the Trust Indenture Act of 1939, or any successor thereto, and the rules, regulations and forms promulgated thereunder, as the same shall be amended from time to time.

         "TRUSTEE" means The Bank of New York, the Trustee under the Indenture.

         "UNDERLYING ORDINARY SHARES" means the Ordinary Shares into which the Securities are convertible or issued upon any such conversion.

         Section 2. Shelf Registration. (a) The Company shall prepare and file or cause to be prepared and filed with the SEC, as soon as practicable but in any event by the date (the "FILING DEADLINE") ninety (90) days after the Issue Date, a registration statement for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act registering the resale from time to time by Holders of the Registrable Securities (a "SHELF REGISTRATION STATEMENT"). The Shelf Registration Statement shall be on Form F-3 or another appropriate form permitting registration of the Registrable Securities for resale by the Holders in accordance with the methods of distribution elected by the Holders and set forth in the Shelf Registration Statement. The Company shall use its reasonable efforts to cause a Shelf Registration Statement to be declared effective under the Securities Act as promptly as is practicable but in any event by the date (the "EFFECTIVENESS DEADLINE") that is one hundred eighty (180) days after the Issue Date; provided that the Company may, upon written notice to all Holders, postpone having the Shelf Registration Statement declared effective for a reasonable period not to exceed ninety (90) days if the Company in good faith reasonably believes that it possesses material non-public information, the disclosure of which would have a material adverse effect on the Company and its subsidiaries taken as a whole. Furthermore, the Company shall use its reasonable efforts to keep a Shelf Registration Statement continuously effective under the Securities Act until the expiration of the Effectiveness Period. The Company shall be deemed not to have used its reasonable efforts to keep a Shelf Registration Statement continuously effective during the requisite period if the Company voluntarily takes any action that would result in Holders of Registrable Securities covered thereby not being able to offer and sell any of such Registrable Securities during that period, unless such action is (i) required by applicable law and the Company thereafter promptly complies with the requirements of Section 3(h)(i) below or (ii) permitted by Section 3(h)(C). Each Holder that became a Notice Holder on or prior to the date ten (10) Business Days prior to the initial Shelf Registration Statement is declared effective shall be named as a selling securityholder in the initial Shelf Registration Statement and the related Prospectus in such a manner as to permit such Holder to deliver the Prospectus to purchasers of Registrable Securities in accordance with applicable law. None of the Company's security holders (other than the Holders) shall have the right to include any of the Company's securities in a Shelf Registration Statement.

         (b) If a Shelf Registration Statement covering resales of the Registrable Securities ceases to be effective for any reason at any time during the Effectiveness Period (other than because all securities registered thereunder shall have been resold pursuant thereto or shall have otherwise ceased to be Registrable Securities), the Company shall use its reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness thereof, and in any event shall within thirty (30) days of such cessation of effectiveness amend the Shelf Registration Statement in a manner reasonably expected to obtain the withdrawal of the order suspending the effectiveness thereof, or file an additional Shelf Registration Statement so that all Registrable Securities outstanding as of the date of such filing are covered by a Shelf Registration Statement. If a new Shelf Registration Statement is filed, the Company shall use its reasonable efforts to cause the new Shelf Registration Statement to become effective as promptly as is practicable after such filing and to keep the new Shelf Registration Statement continuously effective until the end of the Effectiveness Period.

         (c) The Company shall amend and supplement the Prospectus and amend the Shelf Registration Statement if required by the rules, regulations or instructions applicable to the registration form used by the Company for such Shelf Registration Statement or file a new Shelf Registration Statement, if required by the Securities Act, or any other documents necessary to name a Notice Holder as a selling securityholder pursuant to Section 2(d) below.

         (d) Each Holder may sell Registrable Securities pursuant to a Shelf Registration Statement and related Prospectus only in accordance with this
Section 2(d) and Section 3(h). Each Holder wishing to sell Registrable Securities pursuant to a Shelf Registration Statement and related Prospectus shall deliver a Notice and Questionnaire to the Company at least ten (10) Business Days prior to any intended distribution of Registrable Securities under the Shelf Registration Statement. From and after the date the initial Shelf Registration Statement is declared effective, the Company shall, as promptly as practicable after the date a Notice and Questionnaire is delivered, and in any event upon the later of (x) ten (10) Business Days after such date or (y) five
(5) Business Days after the expiration of any Deferral Period in effect when the Notice and Questionnaire is delivered or put into effect within ten (10) Business Days of such delivery date:

                  (i) if required by applicable law, file with the SEC a post-effective amendment to the Shelf Registration Statement or prepare and, if required by applicable law, file a supplement to the related Prospectus or a supplement or amendment to any document incorporated therein by reference or file a new Shelf Registration Statement or any other required document so that the Holder delivering such Notice and Questionnaire is named as a selling securityholder in a Shelf Registration Statement and the related Prospectus in such a manner as to permit such Holder to deliver such Prospectus to purchasers of the Registrable Securities in accordance with applicable law and, if the Company shall file a post-effective amendment to a Shelf Registration Statement or shall file a new Shelf Registration Statement, the Company shall use its reasonable efforts to cause such post-effective amendment or new Shelf Registration Statement to be declared effective under the Securities Act as promptly as is practicable, but in any event by the date (the "AMENDMENT EFFECTIVENESS DEADLINE") that is forty-five (45) days after the date such post-effective amendment or new Shelf Registration Statement is required by this clause to be filed;

                  (ii) provide such Holder copies of any documents filed pursuant to Section 2(d)(i); and

                  (iii) notify such Holder as promptly as practicable after the effectiveness under the Securities Act of any new Shelf Registration Statement or post-effective amendment filed pursuant to Section 2(d)(i);

provided that if such Notice and Questionnaire is delivered during a Deferral Period, the Company shall so inform the Holder delivering such Notice and Questionnaire and shall take the actions set forth in clauses (i), (ii) and
(iii) above upon expiration of the Deferral Period in accordance with Section 3(h). Notwithstanding anything contained herein to the contrary, (i) the Company shall be under no obligation to name any Holder that is not a Notice Holder as a selling securityholder in any Shelf Registration Statement or related Prospectus and (ii) the Amendment Effectiveness Deadline shall be extended by up to ten
(10) Business Days from the expiration of a Deferral Period if such Deferral Period shall be in effect on the Amendment Effectiveness Deadline.

         (e) The parties hereto agree that the Holders of Registrable Securities will suffer damages, and that it would not be feasible to ascertain the extent of such damages with precision, if:

                  (i) a Shelf Registration Statement has not been filed on or prior to the Filing Deadline,

                  (ii) a Shelf Registration Statement has not been declared effective under the Securities Act on or prior to the Effectiveness Deadline,

                  (iii) the Company has failed to perform its obligations set forth in Section 2(d)(i) within the time period required therein,

                  (iv) a new Shelf Registration Statement or a post-effective amendment to a Shelf Registration Statement filed pursuant to Section 2(d)(i) has not become effective under the Securities Act on or prior to the Amendment Effectiveness Deadline,

                  (v) the aggregate duration of Deferral Periods in any period exceeds the number of days permitted in respect of such period pursuant to Section 3(h) hereof, or

                  (vi) the number of Deferral Periods in any period exceeds the number permitted in respect of such period pursuant to Section 3(h) hereof.

         Each event described in any of the foregoing clauses (i) through (vi) is individually referred to herein as a "REGISTRATION DEFAULT." For purposes of this Agreement, each Registration Default set forth above shall begin and end on the dates set forth in the table set forth below:

   Type of
Registration
 Default by
   Clause                    Beginning Date                             Ending Date
------------                 --------------                             -----------
(i)                Filing Deadline                         the date a Shelf Registration Statement
                                                           is filed


(ii)               Effectiveness Deadline                  the date a Shelf Registration Statement
                                                           becomes effective under the Securities
                                                           Act

(iii)              the date by which the Company is        the date the Company performs its
                   required to perform its obligations     obligations set forth in Section 2(d)(i)
                   under Section 2(d)(i)

(iv)               the Amendment Effectiveness Deadline    the date the applicable post-effective
                                                           amendment to a Shelf Registration
                                                           Statement or a new Shelf Registration
                                                           Statement becomes effective under the
                                                           Securities Act

(v)                the date on which the aggregate         termination of the Deferral Period that
                   duration of Deferral Periods in any     caused the limit on the aggregate
                   period exceeds the number of days       duration of Deferral Periods to be
                   permitted by Section 3(h)               exceeded

(vi)               the date of commencement of a           termination of the Deferral
                   Deferral Period that causes the         Period that caused the number of
                   number of Deferral Periods to           Deferral Periods to exceed the
                   exceed the number permitted             number permitted by Section 3(h)
                   by Section 3(h)

         For purposes of this Agreement, Registration Defaults shall begin on the dates set forth in the table above and shall continue until the ending dates set forth in the table above.

         Commencing on (and including) any date that a Registration Default has begun and ending on (but excluding) the next date on which there are no Registration Defaults that have occurred and are continuing (a "REGISTRATION DEFAULT PERIOD"), the Company shall pay to Record Holders of Registrable Securities in respect of each day in the Registration Default Period, as applicable,

(i) additional interest in respect of any Security, at a rate per annum equal to 0.25% of the aggregate principal amount of such Security for the first ninety
(90) days of the Registration Default Period, and such rate shall increase to 0.50% per annum thereafter for the duration of the Registration Default Period (the "ADDITIONAL INTEREST AMOUNT") and (ii) liquidated damages (and not as penalty) in respect of each Underlying Ordinary Share that has been issued upon conversion of a Security at a rate per annum equal to 0.25% of an amount equal to $1,000 divided by the Conversion Rate during such dates for the first ninety
(90) days of the Registration Default Period, and such rate shall increase to 0.50% per annum thereafter for the duration of the Registration Default Period (the "LIQUIDATED DAMAGES AMOUNT"), as the case may be; provided that in the case of a Registration Default Period that is in effect solely as a result of a Registration Default of the type described in clause (iii) or (iv) of the preceding paragraph, such Additional Interest Amount or Liquidated Damages Amount, as applicable, shall be paid only to the Holders (as set forth in the succeeding paragraph) that have delivered Notices and Questionnaires that caused the Company to incur the obligations set forth in Section 2(d) the non-performance of which is the basis of such Registration Default. In calculating the Liquidated Damages Amount on Underlying Ordinary Shares on any date on which no Securities are outstanding, the Conversion Price used shall be based on the Conversion Price that would be in effect if the Securities were still outstanding. Notwithstanding the foregoing, no Additional Interest Amount or Liquidated Damages Amount shall accrue as to any Registrable Security from and after the earlier of (x) the date such security is no longer a Registrable Security and (y) expiration of the Effectiveness Period. The rate of accrual of the Additional Interest Amount or the Liquidated Damages Amount, as applicable, with respect to any period shall not exceed the rate provided for in this paragraph notwithstanding the occurrence of multiple concurrent Registration Defaults.

         The Additional Interest Amount or the Liquidated Damages Amount, as applicable, shall accrue from the first day of the applicable Registration Default Period, and shall be payable on each Interest Payment Date during the Registration Default Period (and on the Interest Payment Date next succeeding the end of the Registration Default Period if the Registration Default Period does not end on a Interest Payment Date) to the Record Holders of the Registrable Securities entitled thereto; provided that any Additional Interest Amount or Liquidated Damages Amount, as applicable, accrued with respect to any Security or portion thereof redeemed by the Company on a redemption date, purchased by the Company on a repurchase date or converted into Underlying Ordinary Shares on a conversion date prior to the Interest Payment Date, shall, in any such event, be paid instead to the Holder who submitted such Security or portion thereof for redemption, purchase or conversion on the applicable redemption date, repurchase date or conversion date, as the case may be, on such date (or promptly following the conversion date, in the case of conversion), unless the redemption date or the repurchase date, as the case may be, falls after March 1 or September 1 and on or prior to the corresponding Interest Payment Date; and provided further, that, in the case of a Registration Default of the type described in clause (iii) or
(iv) of the first paragraph of this Section 2(e) such Additional Interest Amount or Liquidated Damages Amount shall be paid only to the Holders entitled thereto by check mailed to the address set forth in the Notice and Questionnaire delivered by such Holder. The Trustee shall be entitled, on behalf of registered holders of Securities or Underlying Ordinary Shares, to seek any available remedy for the enforcement of this Agreement, including for the payment of such Additional Interest Amount or Liquidated Damages Amount. Notwithstanding the foregoing, the parties agree that the sole damages payable for a violation of the terms of this Agreement with respect to which additional interest or liquidated damages are expressly provided shall be such additional interest or liquidated damages. Nothing shall preclude any Holder from pursuing or obtaining specific performance or other equitable relief with respect to this Agreement.

         All of the Company's obligations set forth in this Section 2(e) that are outstanding with respect to any Registrable Security at the time such security ceases to be a Registrable Security shall survive until such time as all such obligations with respect to such security have been satisfied in full (notwithstanding termination of this Agreement pursuant to Section 9(k)).

         The parties hereto agree that the additional interest or liquidated damages provided for in this Section 2(e) constitute a reasonable estimate of the damages that may be incurred by Holders of Registrable Securities by reason of the failure of a Shelf Registration Statement to be filed or declared effective or available for effecting resales of Registrable Securities in accordance with the provisions hereof.

         Section 3. Registration Procedures. In connection with the registration obligations of the Company under Section 2 hereof, the Company shall:

         (a) Before filing any Shelf Registration Statement or Prospectus or any amendments or supplements thereto with the SEC, furnish to and afford the Initial Purchasers and the Special Counsel of such offering, if any, a reasonable opportunity to review copies of all such documents proposed to be filed at least five (5) Business Days prior to the filing of such Shelf Registration Statement or amendment thereto or Prospectus or supplement thereto.

         (b) Subject to Section 3(h), prepare and file with the SEC such amendments and post-effective amendments to each Shelf Registration Statement as may be necessary to keep such Shelf Registration Statement continuously effective during the Effectiveness Period; cause the related Prospectus to be supplemented by any required prospectus supplement, and as so supplemented to be filed pursuant to Rule 424 (or any similar provisions then in force) under the Securities Act; and use its reasonable efforts to comply with the provisions of the Securities Act applicable to it with respect to the disposition of all securities covered by such Shelf Registration Statement during the Effectiveness Period in accordance with the intended methods of disposition by the sellers thereof set forth in such Shelf Registration Statement as so amended or such Prospectus as so supplemented.

         (c) As promptly as practicable give notice to the Notice Holders, the Initial Purchasers and the Special Counsel, (i) when any Prospectus, prospectus supplement, Shelf Registration Statement or post-effective amendment to a Shelf Registration Statement has been filed with the SEC and, with respect to a Shelf Registration Statement or any post-effective amendment, when the same has been declared effective, (ii) of any request, following the effectiveness of the initial Shelf Registration Statement under the Securities Act, by the SEC or any other federal or state governmental authority for amendments or supplements to any Shelf Registration Statement or related Prospectus or for additional information, (iii) of the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of any Shelf Registration Statement or the initiation or threatening of any proceedings for that purpose, (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, (v) of the occurrence of, but not the nature of or details concerning, a Material Event and
(vi) of the determination by the Company that a post-effective amendment to a Shelf Registration Statement will be filed with the SEC, which notice may, at the discretion of the Company (or as required pursuant to Section 3(h)) state that it constitutes a Deferral Notice, in which event the provisions of Section 3(h) shall apply.

         (d) Use its reasonable efforts to prevent the issuance, and if issued, to obtain the withdrawal of any order suspending the effectiveness of a Shelf Registration Statement or the lifting of any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction in which they have been qualified for sale, in either case as promptly as practicable, and provide notice as promptly as practicable to each Notice Holder and the Initial Purchasers of the withdrawal of any such order.

         (e) As promptly as practicable furnish to each Notice Holder, the Special Counsel and the Initial Purchasers, upon request and without charge, at least one conformed copy of each Shelf Registration Statement and any amendment thereto, including exhibits and all documents incorporated or deemed to be incorporated therein by reference.

         (f) During the Effectiveness Period, deliver to each Notice Holder, the Special Counsel, if any, and the Initial Purchasers, in connection with any sale of Registrable Securities pursuant to a Shelf Registration Statement, without charge, as many copies of the Prospectus relating to such Registrable Securities (including each preliminary prospectus) and any amendment or supplement thereto as such Notice Holder may reasonably request; and the Company hereby consents (except during such periods that a Deferral Notice is outstanding and has not been revoked) to the use of such Prospectus or each amendment or supplement thereto by each Notice Holder in connection with any offering and sale of the Registrable Securities covered by such Prospectus or any amendment or supplement thereto in the manner set forth therein.

         (g) Prior to any public offering of the Registrable Securities pursuant to a Shelf Registration Statement, use its reasonable efforts to register or qualify or cooperate with the Notice Holders and the Special Counsel in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions within the United States as any Notice Holder reasonably requests in writing (which request may be included in the Notice and Questionnaire); prior to any public offering of the Registrable Securities pursuant to a Shelf Registration Statement, use its reasonable efforts to keep each such registration or qualification (or exemption therefrom) effective during the Effectiveness Period in connection with such Notice Holder's offer and sale of Registrable Securities pursuant to such registration or qualification (or exemption therefrom) and do any and all other acts or things reasonably necessary or advisable to enable the disposition in such jurisdictions of such Registrable Securities in the manner set forth in the Shelf Registration Statement and the related Prospectus; provided that the Company will not be required to (i) qualify as a foreign corporation or as a dealer in securities in any jurisdiction where it would not otherwise be required to qualify but for this Agreement or (ii) take any action that would subject it to general service of process in suits or to taxation in any such jurisdiction where it is not then so subject.

         (h) Upon (A) the issuance by the SEC of a stop order suspending the effectiveness of a Shelf Registration Statement or the initiation of proceedings with respect to a Shelf Registration Statement under Section 8(d) or 8(e) of the Securities Act, (B) the occurrence of any event or the existence of any fact (a "MATERIAL EVENT") as a result of which a Shelf Registration Statement shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or any Prospectus shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (C) the occurrence or existence of any pending corporate development that the Board of Directors of the Company shall have determined in good faith because of valid business reasons (not including avoidance of the Company's obligations hereunder) makes it appropriate to suspend the availability of a Shelf Registration Statement and the related
Prospectus:

                  (i) in the case of clause (B) above, as promptly as practicable prepare and file, if necessary pursuant to applicable law, a post-effective amendment to such Shelf Registration Statement or a supplement to the related Prospectus or any document incorporated therein by reference or file any other required document that would be incorporated by reference into such Shelf Registration Statement and Prospectus so that such Shelf Registration Statement does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and such Prospectus does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, as thereafter delivered to the purchasers of the Registrable Securities being sold thereunder, and, in the case of a post-effective amendment to a Shelf Registration Statement, use its reasonable efforts to cause it to be declared effective as promptly as is practicable, and

                  (ii) give notice to the Notice Holders, and the Special Counsel, if any, that the availability of a Shelf Registration Statement is suspended (a "DEFERRAL NOTICE").

The Company will use its reasonable efforts to ensure that the use of the Prospectus may be resumed (x) in the case of clause (A) above, as promptly as is practicable, (y) in the case of clause (B) above, as soon as, in the sole judgment of the Company, public disclosure of such Material Event would not be prejudicial to or contrary to the interests of the Company or, if necessary to avoid unreasonable burden or expense, as soon as practicable thereafter and (z) in the case of clause (C) above, as soon as in the reasonable discretion of the Company, such suspension is no longer appropriate. The Company shall be entitled to exercise its right under this Section 3(h) to suspend the availability of a Shelf Registration Statement or any Prospectus, without incurring or accruing any obligation to pay additional interest or liquidated damages pursuant to
Section 2(e), no more than once in any three-month period or three times in any twelve-month period; provided that the aggregate duration of any such period during which the availability of the Shelf Registration Statement and any Prospectus is suspended (the "DEFERRAL PERIOD") shall, without incurring any obligation to pay additional interest or liquidated damages pursuant to Section 2(e), not exceed thirty (30) days in any three-month period (or sixty (60) days in any three-month period in the event of a Material Event pursuant to which the Company has delivered a second notice as required below) or ninety (90) days in any twelve-month period. Notwithstanding the foregoing, in the case of a Material Event relating to an acquisition or a probable acquisition or financing, recapitalization, business combination or other similar transaction, the Company may, without incurring any obligation to pay additional interest or liquidated damages pursuant to Section 2(e), deliver to Notice Holders a second notice to the effect set forth above, which shall have the effect of extending the Deferral Period by up to an additional thirty (30) days in any three-month period (in such the case, the aggregate duration of any Deferral Period in such three-month period shall not exceed sixty (60) days), or such shorter period of time as is specified in such second notice.

         (i) If requested in writing by a Notice Holder of Registrable Securities that is not, and is not affiliated with, a Competitor, in connection with a disposition of Registrable Securities by such a Notice Holder pursuant to a Shelf Registration Statement, make reasonably available for inspection during normal business hours by a representative for such Notice Holders of such Registrable Securities, any broker-dealers, underwriters, attorneys and accountants retained by such Notice Holders, and any attorneys or other agents retained by a broker-dealer or underwriter engaged by such Notice Holders, all relevant financial and other records and pertinent corporate documents and properties of the Company and its subsidiaries, and cause the appropriate officers, directors and employees of the Company and its subsidiaries to make reasonably available for inspection during normal business hours on reasonable notice all relevant information reasonably requested by such representative for such Notice Holders, or any such broker-dealers, underwriters, attorneys or accountants in connection with such disposition, in each case as is customary for similar "due diligence" examinations; provided that such persons shall first agree in writing with the Company that any information that is reasonably designated by the Company as confidential at the time of delivery of such information shall be used solely for the purposes of satisfying "due diligence" obligations under the Securities Act and exercising rights under this Agreement and shall be kept confidential by such persons, unless (i) disclosure of such information is required by court or administrative order or is necessary to respond to inquiries of regulatory authorities, (ii) disclosure of such information is required by law (including any disclosure requirements pursuant to federal securities laws in connection with the filing of any Shelf Registration Statement or the use of any Prospectus referred to in this Agreement), (iii) such information becomes generally available to the public other than as a result of a disclosure or failure to safeguard by any such person or (iv) such information becomes available to any such person from a source other than the Company and such source is not bound by a confidentiality agreement, and provided further that the foregoing inspection and information gathering shall, to the greatest extent possible, be coordinated on behalf of all such Notice Holders and the other parties entitled thereto by the Special Counsel. Any person legally compelled to disclose any such confidential information made available for inspection shall provide the Company with prompt prior written notice of such requirement prior to disclosure so that the Company may seek a protective order or other appropriate remedy.

         (j) Comply with all applicable rules and regulations of the SEC and make generally available to its securityholders earning statements (which need not be audited) satisfying the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any similar rule promulgated under the Securities
Act) for a 12-month period commencing on the first day of the first fiscal quarter of the Company commencing after the effective date of a Shelf Registration Statement, which statements shall be made available no later than forty-five (45) days after the end of the 12-month period or ninety (90) days if the 12-month period coincides with the fiscal year of the Company.

         (k) Cooperate with each Notice Holder to facilitate the timely preparation and delivery of certificates representing Registrable Securities sold or to be sold pursuant to a Shelf Registration Statement, which certificates shall not bear any restrictive legends, and cause such Registrable Securities to be in such denominations as are permitted by the Indenture and registered in such names as such Notice Holder may request in writing at least one Business Day prior to any sale of such Registrable Securities.

         (l) Provide a CUSIP number for all Registrable Securities covered by each Shelf Registration Statement not later than the effective date of such Shelf Registration Statement and provide the Trustee and the transfer agent for the Ordinary Shares with printed certificates for the Registrable Securities that are in a form eligible for deposit with The Depository Trust Company.

         (m) Cooperate and assist in any filings required to be made with the National Association of Securities Dealers, Inc.

         (n) Upon (i) the filing of the initial Shelf Registration Statement and
(ii) the effectiveness of the initial Shelf Registration Statement, announce the same, in each case by release to Reuters Economic Services and Bloomberg Business News.

         (o) Not later than the date the Shelf Registration Statement is declared effective, the Company shall cause the Indenture to be qualified under the Trust Indenture Act; in connection with such qualification, the Company shall cooperate with the Trustee under the Indenture and the Holders to effect such changes to the Indenture as may be required for such Indenture to be so qualified in accordance with the terms of the Trust Indenture Act; and the Company shall execute, and shall use all reasonable efforts to cause the Trustee to execute, all documents that may be required to effect such changes and all other forms and documents required to be filed with the Commission to enable such Indenture to be so qualified in a timely manner.

         (p) The Company shall use its reasonable efforts to cause the Ordinary Shares issuable upon conversion of the Securities to be listed on the New York Stock Exchange or other stock exchange or trading system on which the Ordinary Shares primarily trade on or prior to the date the Shelf Registration Statement is declared effective.

         (q) In the case of a Shelf Registration Statement involving an underwritten offering pursuant to Section 8, subject to Section 3(h)(C), in the event of an underwritten offering conducted pursuant to Section 8 hereof, the Company shall, if requested, promptly include or incorporate in a prospectus supplement or post-effective amendment to the Shelf Registration Statement such information as the managing underwriters reasonably agree should be included therein and to which the Company does not reasonably object and shall make all required filings of such prospectus supplement or post-effective amendment as soon as practicable after it is notified of the matters to be included or incorporated in such prospectus supplement or post-effective amendment.

         (r) In the case of a Shelf Registration Statement involving an underwritten offering pursuant to Section 8, the Company shall enter into such customary agreements (including, if requested, an underwriting agreement in customary form) and take all such other action, if any, as Holders of a majority of the Registrable Securities being sold or any managing underwriters shall reasonably request in order to expedite or facilitate any registration or disposition of Registrable Securities pursuant to such Shelf Registration Statement, including, without limitation:

                  (i) make such representations and warranties to the Holders participating in such underwritten offering and to the managing underwriters, in form, substance and scope as are customarily made by the Company to underwriters in primary underwritten offerings of equity and convertible debt securities and covering matters including, but not limited to, those set forth in the Purchase Agreement;

                  (ii) obtain opinions of counsel to the Company (which counsel and opinions (in form, scope and substance) shall be reasonably satisfactory to the managing underwriters) addressed to the underwriters, covering such matters as are customarily covered in opinions requested in primary underwritten offerings of equity and convertible debt securities and such other matters as may be reasonably requested by such underwriters (it being agreed that the matters to be covered by such opinions shall include, without limitation, as of the date of the opinion and as of the date the Shelf Registration Statement or most recent post-effective amendment thereto, as the case may be, is declared effective, the absence from the Shelf Registration Statement and the Prospectus, including the documents incorporated by reference therein, of an untrue statement of a material fact or the omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of the Prospectus, in light of the circumstances under which they were made) not misleading;

                  (iii) obtain "cold comfort" letters and updates thereof from the independent public accountants of the Company (and, if necessary, from the independent public accountants of any subsidiary of the Company or of any business acquired by the Company for which financial statements and financial data are, or are required to be, included in the Shelf Registration Statement), addressed to the underwriters, in customary form and covering matters of the type customarily covered in "cold comfort" letters in connection with primary underwritten offerings; and

                  (iv) deliver such documents and certificates as may be reasonably requested by any Holders participating in such underwritten offering and the managing underwriters, if any, including, without limitation, certificates to evidence compliance with any conditions contained in the underwriting agreement or other agreements entered into by the Company.

         Section 4. Holder's Obligations. (a) Each Holder agrees, by acquisition of the Registrable Securities, that no Holder shall be entitled to sell any of such Registrable Securities pursuant to a Shelf Registration Statement or to receive a Prospectus relating thereto, unless such Holder has furnished the Company with a Notice and Questionnaire as required pursuant to Section 2(d) hereof (including the information required to be included in such Notice and Questionnaire) and the information set forth in the next sentence. Each Notice Holder agrees promptly to furnish to the Company all information required to be disclosed in order to make the information previously furnished to the Company by such Notice Holder not misleading and any other information regarding such Notice Holder and the distribution of such Registrable Securities as the Company may from time to time reasonably request. Any sale of any Registrable Securities by any Holder shall constitute a representation and warranty by such Holder that the information relating to such Holder and its plan of distribution is as set forth in the Prospectus delivered by such Holder in connection with such disposition, that such Prospectus does not as of the time of such sale contain any untrue statement of a material fact relating to or provided by such Holder or its plan of distribution and that such Prospectus does not as of the time of such sale omit to state any material fact relating to or provided by such Holder or its plan of distribution necessary to make the statements in such Prospectus, in the light of the circumstances under which they were made, not misleading. Each Holder further agrees not to sell any Registrable Securities pursuant to a Shelf Registration Statement without delivering, or causing to be delivered, a Prospectus to the purchaser thereof.

         (b) Upon receipt of any Deferral Notice, each Notice Holder agrees not to sell any Registrable Securities pursuant to any Shelf Registration Statement until such Notice Holder's receipt of copies of the supplemented or amended Prospectus provided for in Section 3(h)(i), or until it is advised in writing by the Company that the Prospectus may be used.

         Section 5. Registration Expenses. The Company shall bear all fees and expenses incurred in connection with the performance by the Company of its obligations under Sections 2 and 3 of this Agreement whether or not any Shelf Registration Statement is declared effective. Such fees and expenses shall include, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses (x) with respect to filings required to be made with the National Association of Securities Dealers, Inc. and (y) of compliance with federal and state securities or Blue Sky laws (including, without limitation, reasonable fees and disbursements of the Special Counsel in connection with Blue Sky qualifications of the Registrable Securities under the laws of such jurisdictions as Notice Holders of a majority of the Registrable Securities being sold pursuant to a Shelf Registration Statement may designate),
(ii) printing expenses (including, without limitation, expenses of printing certificates for Registrable Securities in a form eligible for deposit with The Depository Trust Company), (iii) duplication expenses relating to copies of any Shelf Registration Statement or Prospectus delivered to any Holders hereunder,
(iv) reasonable fees and disbursements of counsel for the Company in connection with any Shelf Registration Statement, (v) reasonable fees and disbursements of the Trustee and its counsel and of the registrar and transfer agent for the Ordinary Shares, (vi) Securities Act liability insurance obtained by the Company in its sole discretion and (vii) the reasonable fees and disbursements of Special Counsel. In addition, the Company shall pay the internal expenses of the Company (including, without limitation, all salaries and expenses of officers and employees performing legal or accounting duties), the expense of any annual audit, the fees and expenses incurred in connection with the listing by the Company of the Registrable Securities on any securities exchange on which similar securities of the Company are then listed and the fees and expenses of any person, including special experts, retained by the Company. Notwithstanding the provisions of this Section 5, each seller of Registrable Securities shall pay any broker's commission, agency fee or underwriter's discount or commission in connection with the sale of the Registrable Securities under a Shelf Registration Statement and the fees and disbursements of any other counsel or other advisors or experts retained by such sellers other than the counsel and experts specifically referred to above.

         Section 6. Indemnification and Contribution.

         (a) The Company agrees to indemnify and hold harmless each Notice Holder, each person, if any, who controls any Notice Holder within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and each affiliate of any Notice Holder within the meaning of Rule 405 under the Securities Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by any untrue statement or alleged untrue statement of a material fact contained in any Shelf Registration Statement or any amendment thereof, any preliminary prospectus or any Prospectus (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto), caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to any Holder furnished to the Company in writing by such Holder expressly for use therein; provided that the foregoing indemnity shall not inure to the benefit of any Holder (or to the benefit of any person controlling such Holder) from whom the person asserting such losses, claims or liabilities purchased the Registrable Securities, if a copy of the Prospectus (as then amended or supplemented if the Company shall have furnished any amendments or supplements thereto) was not sent or given by or on behalf of such Holder to such person, if required by law so to have been delivered at or prior to the written confirmation of the sale of the Registrable Securities to such person, and if the Prospectus (as so amended or supplemented) would have cured the defect giving rise to such losses, claims, damages or liabilities, unless such failure is the result of noncompliance by the Company with Section 2(c) hereof. In connection with any underwritten offering pursuant to Section 8, the Company will also indemnify the underwriters, if any, their officers and directors and each person who controls such underwriters (within the meaning of the Securities Act and the Exchange Act) to the same extent as provided herein with respect to the indemnification of the Holders, if requested in connection with any Registration Statement.

         (b) Each Holder agrees severally and not jointly to indemnify and hold harmless the Company and its directors, its officers who sign any Shelf Registration Statement and each person, if any, who controls the Company (within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act) or any other Holder, to the same extent as the foregoing indemnity from the Company to such Holder, but only with reference to information relating to such Holder furnished to the Company in writing by such Holder expressly for use in such Shelf Registration Statement or Prospectus or amendment or supplement thereto. In no event shall the liability of any Holder hereunder be greater in amount than the dollar amount of the proceeds received by such Holder upon the sale of the Registrable Securities pursuant to the Shelf Registration Statement giving rise to such indemnification obligation.

         (c) In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 6(a) or 6(b) hereof, such person (the "INDEMNIFIED PARTY") shall promptly notify the person against whom such indemnity may be sought (the "INDEMNIFYING PARTY") in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the reasonable fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all such indemnified parties and that all such fees and expenses shall be reimbursed as they are incurred. Such firm shall be designated in writing by, in the case of parties indemnified pursuant to Section 6(a), the Holders of a majority (with Holders of Securities deemed to be the Holders, for purposes of determining such majority, of the number of Underlying Ordinary Shares into which such Securities are or would be convertible as of the date on which such designation is made) of the Registrable Securities covered by the Shelf Registration Statement held by Holders that are indemnified parties pursuant to Section 6(a) and, in the case of parties indemnified pursuant to
Section 6(b), the Company. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than thirty (30) days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

         (d) To the extent that the indemnification provided for in Section 6(a) or 6(b) is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party or parties on the one hand and the indemnified party or parties on the other hand or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the indemnifying party or parties on the one hand and of the indemnified party or parties on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company shall be deemed to be equal to the total net proceeds from the initial placement pursuant to the Purchase Agreement (before deducting expenses) of the Registrable Securities to which such losses, claims, damages or liabilities relate. The relative benefits received by any Holder shall be deemed to be equal to the value of the Registrable Securities that are registered under the Securities Act. The relative fault of the Holders on the one hand and the Company on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Holders or by the Company, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Holders' respective obligations to contribute pursuant to this Section 6(d) are several in proportion to the respective number of Registrable Securities they have sold pursuant to a Shelf Registration Statement, and not joint.

         The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 6(d) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding this
Section 6(d), no indemnifying party that is a selling Holder shall be required to contribute any amount in excess of the amount by which the total price at which the Registrable Securities sold by it and distributed to the public were offered to the public exceeds the amount of any damages that such indemnifying party has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

         (e) The remedies provided for in this Section 6 are not exclusive and shall not limit any rights or remedies which may otherwise be available to an indemnified party at law or in equity, hereunder, under the Purchase Agreement or otherwise.

         (f) The indemnity and contribution provisions contained in this Section 6 shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Holder, any person controlling any Holder or any affiliate of any Holder or by or on behalf of the Company, its officers or directors or any person controlling the Company and (iii) the sale of any Registrable Securities by any Holder.

         Section 7. Information Requirements. The Company covenants that, if at any time before the end of the Effectiveness Period, the Company is not subject to the reporting requirements of the Exchange Act, it will cooperate with any Holder and take such further reasonable action as any Holder may reasonably request in writing (including, without limitation, making such reasonable representations as any such Holder may reasonably request), all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 and Rule 144A under the Securities Act and customarily taken in connection with sales pursuant to such exemptions. Upon the written request of any Holder, the Company shall deliver to such Holder a written statement as to whether it has complied with such filing requirements, unless such a statement has been included in the Company's most recent report filed pursuant to Section 13 or Section 15(d) of Exchange Act. Notwithstanding the foregoing, nothing in this Section 7 shall be deemed to require the Company to register any of its securities (other than the Ordinary Shares) under the Exchange Act.

         Section 8. Underwritten Offering. Any Holder of Registrable Securities who desires to do so may sell Registrable Securities (in whole or in part) in an underwritten offering; provided that (i) any Holders of at least $100,000,000 in aggregate principal amount of the Registrable Securities that has returned a completed and signed Notice and Questionnaire in accordance with the provisions of this Agreement shall request such an offering and (ii) at least such aggregate principal amount of such Registrable Securities shall be included in such offering; and provided further that the Company shall not be obligated to cooperate with more than one underwritten offering during the Effectiveness Period. Upon receipt of such a request, the Company shall provide all Holders of Registrable Securities written notice of the request, which notice shall inform such Holders that they have the opportunity to participate in the offering. In any such underwritten offering, the investment banker or bankers and manager or managers that will administer the offering will be selected by, and the underwriting arrangements with respect thereto (including the size of the offering) will be approved by, the holders of a majority of the Registrable Securities to be included in such offering; provided, however, that such investment bankers and managers and underwriting arrangements must be reasonably satisfactory to the Company. No Holder may participate in any underwritten offering contemplated hereby unless (a) such Holder agrees to sell such Holder's Registrable Securities to be included in the underwritten offering in accordance with any approved underwriting arrangements, (b) such Holder completes and executes all reasonable questionnaires, powers of attorney, indemnities, underwriting agreements, lock-up letters and other documents required under the terms of such approved underwriting arrangements, and (c) such Holder returns a completed and signed Notice and Questionnaire to the Company in accordance with the provisions of this Agreement within a reasonable amount of time before such underwritten offering. The Holders participating in any underwritten offering shall be responsible for any underwriting discounts and commissions and fees and, subject to Section 5 hereof, expenses of their own counsel. The Company shall pay all expenses customarily borne by issuers, including, but not limited to, filing fees, the fees and disbursements of its counsel and independent public accountants and any printing expenses incurred in connection with such underwritten offering. Notwithstanding the foregoing or the provisions of
Section 3(q) hereof, upon receipt of a request from the managing underwriter or a representative of holders of a majority of the Registrable Securities to be included in an underwritten offering to prepare and file an amendment or supplement to the Shelf Registration Statement and Prospectus in connection with an underwritten offering, the Company may delay the filing of any such amendment or supplement for up to ninety (90) days if the Company shall have determined in good faith a valid business reason exists for such delay.

         Section 9. Miscellaneous. (a) No Conflicting Agreements. The Company is not, as of the date hereof, a party to, nor shall it, on or after the date of this Agreement, enter into, any agreement with respect to its securities that conflicts with the rights granted to the Holders in this Agreement. The Company represents and warrants that the rights granted to the Holders hereunder do not in any way conflict with the rights granted to the holders of the Company's securities under any other agreements.

         (b) Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the Company has obtained the written consent of Holders of a majority of the then outstanding Underlying Ordinary Shares constituting Registrable Securities (with Holders of Securities deemed to be the Holders, for purposes of this Section, of the number of outstanding Underlying Ordinary Shares into which such Securities are or would be convertible as of the date on which such consent is requested). Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of Holders whose securities are being sold pursuant to a Shelf Registration Statement and that does not directly or indirectly affect the rights of other Holders may be given by Holders of at least a majority of the Registrable Securities being sold by such Holders pursuant to such Shelf Registration Statement; provided that the provisions of this sentence may not be amended, modified or supplemented except in accordance with the provisions of the immediately preceding sentence. Notwithstanding the foregoing sentence, this Agreement may be amended by written agreement signed by the Company and the Initial Purchasers, without the consent of the Holders of Registrable Securities, to cure any ambiguity or to correct or supplement any provision contained herein that may be defective or inconsistent with any other provision contained herein, or to make such other provisions in regard to matters or questions arising under this Agreement that shall not adversely affect the interests of the Holders of Registrable Securities. Each Holder of Registrable Securities outstanding at the time of any such amendment, modification, supplement, waiver or consent or thereafter shall be bound by any such amendment, modification, supplement, waiver or consent effected pursuant to this Section 9(b), whether or not any notice, writing or marking indicating such amendment, modification, supplement, waiver or consent appears on the Registrable Securities or is delivered to such Holder.

         (c) Notices. All notices and other communications provided for or permitted hereunder shall be made in writing by hand delivery, by facsimile, by courier or by first-class mail, return receipt requested, and shall be deemed given (i) when made, if made by hand delivery, (ii) upon confirmation, if made by telecopier, (iii) one Business Day after being deposited with such courier, if made by overnight courier or (iv) on the date indicated on the notice of receipt, if made by first class mail, to the parties as follows:

                  (i) if to a Holder, at the most current address given by such Holder to the Company in a Notice and Questionnaire or any amendment thereto;

                  (ii) if to the Company, to:

                                    c/o Amdocs, Inc.
                                    1390 Timberlake Manor Parkway
                                    Chesterfield, Missouri 63017
                                    Attention: Secretary
                                    Facsimile No.:  (314) 212-7092

                                    with a copy to:

                                    Hale and Dorr LLP
                                    300 Park Avenue
                                    New York, New York 10022
                                    Attention: Robert A. Schwed, Esq.
                                    Facsimile No.: (212) 937-7300

                  (iii) if to the Initial Purchasers, to:

                                    Morgan Stanley & Co. Incorporated
                                    1585 Broadway
                                    New York, New York
                                    Attention: Equity Capital Markets
                                    Facsimile No.: (212) 761-0538

                                    with a copy to:

                                    Skadden, Arps, Slate, Meagher & Flom LLP
                                    4 Times Square
                                    New York, New York 10036
                                    Attention: Phyllis G. Korff, Esq.
                                    Facsimile No.: (917) 777-2694

or to such other address as such person may have furnished to the other persons identified in this Section 9(c) in writing in accordance herewith.

         (d) Approval of Holders. Whenever the consent or approval of Holders of a specified percentage of Registrable Securities is required hereunder, Registrable Securities held by the Company or its affiliates (as such term is defined in Rule 405 under the Securities Act) (other than the Initial Purchasers or subsequent Holders if such subsequent Holders are deemed to be such affiliates solely by reason of their holdings of such Registrable Securities) shall not be counted in determining whether such consent or approval was given by the Holders of such required percentage.

         (e) Successors and Assigns. Any person who purchases any Registrable Securities from the Initial Purchasers shall be deemed, for purposes of this Agreement, to be an assignee of the Initial Purchasers. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties and shall inure to the benefit of and be binding upon each Holder of any Registrable Securities, provided that nothing herein shall be deemed to permit any assignment, transfer or other disposition of Registrable Securities in violation of the terms of the Indenture. If any transferee of any Holder shall acquire Registrable Securities, in any manner, whether by operation of law or otherwise, such Registrable Securities shall be held subject to all of the terms of this Agreement, and by taking and holding such Registrable Securities, such person shall be conclusively deemed to have agreed to be bound by and to perform all of the terms and provisions of this Agreement and such person shall be entitled to receive the benefits hereof.

         (f) Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be original and all of which taken together shall constitute one and the same agreement.

         (g) Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

         (h) Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

         (i) Severability. If any term, provision, covenant or restriction of this Agreement is held to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, and the parties hereto shall use their best efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction, it being intended that all of the rights and privileges of the parties shall be enforceable to the fullest extent permitted by law.

         (j) Entire Agreement. This Agreement is intended by the parties as a final expression of their agreement and is intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and the registration rights granted by the Company with respect to the Registrable Securities. Except as provided in the Purchase Agreement, the Indenture and the Securities, there are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein, with respect to the registration rights granted by the Company with respect to the Registrable Securities. This Agreement supersedes all prior agreements and undertakings among the parties with respect to such registration rights. No party hereto shall have any rights, duties or obligations other than those specifically set forth in this Agreement.

         (k) Termination. This Agreement and the obligations of the parties hereunder shall terminate upon the end of the Effectiveness Period, except for any liabilities or obligations under Section 4, 5 or 6 hereof and the obligations to make payments of and provide for additional interest or liquidated damages under Section 2(e) hereof to the extent such damages accrue prior to the end of the Effectiveness Period, each of which shall remain in effect in accordance with its terms.

         (l) Venue, Jurisdiction, Agent for Service of Process, etc. The Company irrevocably (i) agrees that any legal suit, action or proceeding against it arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in any state or federal court located in the Borough of Manhattan, The City of New York, New York (each a "New York Court"), (ii) waives, to the fullest extent it may effectively do so, any objection that it may now or hereafter have to the laying of venue of any such proceeding and
(iii) submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. The Company has appointed Amdocs, Inc. as its authorized agent (the "AUTHORIZED AGENT") upon whom process may be served in any such action arising out of or based on this Agreement or the transactions contemplated hereby that may be instituted in any New York Court, expressly consents to the jurisdiction of any such court in respect of any such action, and waives any other requirements of or objections to personal jurisdiction with respect thereto. Such appointment shall be irrevocable. The Company represents and warrants that the Authorized Agent has agreed to act as such agent for service of process and agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Authorized Agent and written notice of such service to the Company shall be deemed, in every respect, effective service of process upon the Company.

         (m) Judgment Currency. In respect of any judgment or order given or made for any amount due hereunder that is expressed and paid in a currency (the "JUDGMENT CURRENCY") other than United States dollars, the Company will indemnify the awardee of the judgment (the "AWARDEE") against any loss incurred by the Awardee as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into the judgment currency for the purpose of such judgment or order and (ii) the rate of exchange at which the Awardee is able to purchase United States dollars with the amount of the judgment currency actually received by the Awardee. The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term "RATE OF EXCHANGE" shall include any premiums and costs of exchange payable in connection with the purchase of or conversion into United States dollars.

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

                                        Amdocs Limited

                                        By: /s/ Thomas G. O'Brien
                                            ------------------------------
                                           Name: Thomas G. O'Brien
                                           Title: Secretary and Treasurer

Confirmed and accepted as of
the date first above written

MORGAN STANLEY & CO. INCORPORATED
GOLDMAN, SACHS & CO
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:      Morgan Stanley & Co. Incorporated

By: /s/ Joseph P. Coleman
    ------------------------------------
     Name: Joseph P. Coleman
     Title: Managing Director